SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934


For the transition period from ____ to ____

Commission file number 333-82306

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Employees' Thrift Plan of Indianapolis Power & Light Company

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The AES Corporation
                             1001 North 19th Street
                               Arlington, VA 22209

                              REQUIRED INFORMATION

     A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Deloitte & Touche to the incorporation by reference of these financial statements into the AES Corporation's Form S-8 Registration Statement relating to the Plan (Registration No. 333-82306) is set forth hereto as Exhibit 23. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. ss.1350, is attached hereto as Exhibit 99.

Employees' Thrift Plan of Indianapolis Power & Light Company

Financial Statements for the Years Ended
December 31, 2002 and 2001,
Supplemental Schedules as of and for the Year Ended December 31, 2002, and
Independent Auditors' Report

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY


TABLE OF CONTENTS
----------------------------------------------------------------------------------------------------------------------


                                                                                                                 Page


INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

     Statements of Assets Available for Benefits as of December 31, 2002 and 2001                                  2

     Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002                    3

     Notes to Financial Statements                                                                                 4

SUPPLEMENTAL SCHEDULES*:

     Item 4i - Schedule H - Schedule of Assets (Held at the End of Year) as of December 31, 2002                   9

     Item 4j - Schedule H - Schedule of Reportable Transactions for the Year Ended
       December 31, 2002                                                                                          10

* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement
     Income Security Act of 1974.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

ASSETS                                            2002                2001

INVESTMENTS - at fair value:
  The AES Corporation
     Common Stock                              $ 8,065,808        $36,309,430

Merrill Lynch Equity Index Trust
  Common/Collective Trust                        4,181,345          5,752,509

Merrill Lynch Rtirement Preservatin Trust
  Common/Collective Trust                        4,215,854          4,797,633

Aim Income Fund
  Mutual Fund                                      485,582            424,722

Alliance Technology Fund
  Mutual Fund                                    1,134,435          2,044,443

Ivy International Fund
  Mutual Fund                                      538,193            661,615

Merrill Lynch Capital Fund
  Mutual Fund                                    2,094,130          2,782,731

Merrill Lynch Federal Securities Trust
  Mutual Fund                                   10,364,771         12,811,956

Oppenheimer Main Street Income & Growth
  Mutual Fund                                    6,344,482          8,296,472
                                               -----------        -----------
      Total Investments                         37,424,600         73,881,511

CASH                                                 3,312             25,657

CONTRIBUTIONS RECEIVABLE                           220,033            150,125

ACCRUED INTEREST AND DIVIDENDS                      88,240             85,961
                                               -----------        -----------
ASSETS AVAILABLE FOR BENEFITS                  $37,738,185        $74,143,254
                                               ===========        ===========

See notes to financial statements.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

INCREASES

Employee contributions                                            $ 2,570,285
Company contributions, net                                          1,324,211
Interest and dividend income                                          854,684
                                                                  -----------

           Total                                                    4,749,180
                                                                  -----------

DECREASES

Net depreciation in fair value of investments                      32,745,727
Withdrawals by participants or their beneficiaries                  8,380,653
Administrative fees                                                    27,869
                                                                  -----------

           Total                                                   41,154,249
                                                                  -----------

DECREASE IN ASSETS AVAILABLE FOR BENEFITS                         (36,405,069)

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                   74,143,254
                                                                  -----------

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                        $37,738,185
                                                                  ===========


See notes to financial statements.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") have been prepared on the accrual basis.

     Plan Assets

     Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions, payment of vested employer contributions to employees withdrawing from the Plan, to employees obtaining an in-service (suspension) withdrawal, to retiring employees, and to beneficiaries of deceased employees; or to pay expenses of the Plan. All payments made from the trust require the approval of the Employees' Pension Committee of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Pension Committee").

     Merrill Lynch Trust Company of America ("Merrill Lynch") is the sole trustee and recordkeeper of the assets of the Plan.

     Investments

     Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. The cost of the securities sold is determined on a specific identification basis.

     Use of Management Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

     Administrative Fees

     The Trustee assesses each participant $1.88 on a quarterly basis for the base service fee. Participants pay a commission of $0.08 per share for open market transactions in The AES Corporation ("AES") common stock. The commission is reflected in the price per share for each transaction. There are no other transaction-based fees for the investment funds.

     Expenses for postage and handling for participant statements, confirmations and distributions are charged directly to participants. It is estimated that these expenses will be approximately $3.00 per participant per plan year.

     Payment of Benefits

     Upon severance of employment, a participant may elect to receive a lump sum payment for the full value of the participant's account, including vested employer contributions and related earnings. The participant also has the option of maintaining the account until reaching the age of 70 1/2 years. Benefits are recorded when paid.

2.   DESCRIPTION OF THE PLAN

     The Plan is administered by the Pension Committee which is a committee of not less than five persons appointed by the Indianapolis Power & Light Company ("IPALCO") Board of Directors. The Plan is a defined contribution plan, and employees become eligible to participate in the Plan immediately upon date of employment.

     All employees become fully vested in the Plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions. As of December 31, 2002 there is currently $3,160 in the forfeiture fund.

     The Plan is valued on a daily "share" valuation.

     Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee's base rate of compensation. Employees have the option of contributing anywhere from 1% to 21%, in increments of 1%, and direct their contributions into any of nine options. Employees can make such contributions under a "Before Tax" or "After Tax" option. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 4% and are invested in the common stock of AES. Prior to February 9, 2002, employer contributions were not transferable to any of the other funds. Effective February 9, 2002, participants are allowed to transfer employer contributions to any of the available investment options in accordance with the Plan's procedures. Each participant's account is credited with the participant's contribution and the Company's matching contribution. Allocations of Plan earnings are based on individual account balances relative to total account balances as of the valuation dates.

     Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

     The Plan is  maintained  with the intent of being a  qualified  trust under
     Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on February 6, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Internal Revenue Code.

     Although it has not expressed any intent to do so, IPALCO has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

     Participants should refer to the Summary Plan Description for a more detailed description of the Plan.

     On March 27, 2001, AES acquired IPALCO Enterprises, Inc. through an Agreement and Plan of Share Exchange.

     On June 21, 2001, the Plan was amended to no longer allow non-union employees to make contributions to or participate in the Plan effective July 7, 2001. Effective January 1, 2003, all non-union employees, who were hired prior to July 1, 2001, were given a choice to make a one-time irrevocable election to rejoin the plan.

3.   NONPARTICIPANT-DIRECTED INVESTMENTS

     The employer contribution portion of AES common stock fund is nonparticipant-directed. Information about the assets available for benefits and significant components of the changes in assets available for benefits relating to this fund is as follows:



                                                                    2002               2001

     Net assets:
       The AES Corporation common stock                          $  8,065,808       $36,309,430

     Changes in assets:
       Contributions                                              $ 2,432,066
       Net deprecation in fair value of investment                (28,846,893)
       Withdrawals by participants or their beneficiaries            (763,026)
       Transfers to participant-directed investments               (1,064,419)
       Administrative fees and other expenses                          (1,350)
                                                                 ------------

                                                                 $(28,243,622)

4.   RISKS AND UNCERTAINTIES

     The  Plan  invests  in  various   securities   including  U.S.   Government
     securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's assets.



                                                                         2002            2001

     The AES Corporation common stock 2,670,797 and
       2,220,760 shares, respectively                                $ 8,065,808*    $36,309,430*

     Oppenheimer Main Street Income & Growth
       Mutual Fund, 244,019 and 255,276 shares, respectively         $ 6,344,482     $ 8,296,472

     Merrill Lynch Federal Securities Trust
       1,001,427 and 1,291,528 shares, respectively                  $10,364,771     $12,811,956

     Merrill Lynch Retirement Preservation Trust,
       4,215,854 and 4,797,633 shares, respectively                  $ 4,215,854     $ 4,797,633

     Merrill Lynch Equity Index Trust,
       66,741 and 71,371 shares, respectively                        $ 4,181,345     $ 5,752,509

     Merrill Lynch Capital Fund
       94,076 and 104,105 shares, respectively                       $ 2,094,130     $ 2,782,731

* Includes nonparticipant-directed investments


     During 2002, the Plan's investments (including both realized and unrealized gains and losses) depreciated in value by $32,745,727 as follows:

     Mutual Funds                                          $ 2,638,096
     Common/Collective Trust                                 1,260,738
     Common Stock                                           28,846,893
                                                           -----------
     Net depreciation in fair value of investments         $32,745,727
                                                           ===========


6.   MERRILL LYNCH RETIREMENT PRESERVATION TRUST

     One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2002 and 2001 approximates market value. The average yield rates for 2002 and 2001 were approximately 5.47% and 6.50%, respectively.

7.   RELATED PARTY TRANSACTIONS

     Merrill Lynch, the Plan Trustee, invests in AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of Indianapolis Power & Light, any investment transactions involving AES common stock qualify as related-party transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Capital Fund, and the Merrill Lynch Federal Securities Trust.

                                      *****


                                                         Form 5500 - Schedule H, Part IV, Line 4i
                                                         Schedule of Assets (Held at End of Year)
                                                         EIN:  35-0413620
                                                         PN:   003
EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------


                                                                                         Fair
      Shares             Description                                  Cost               Value

        75,636   Aim Income Fund
                   Mutual Fund                                                        $   485,582

        29,581   Alliance Technology Fund
                   Mutual Fund                                                          1,134,435

     2,670,797 * The AES Corporation Common Stock                  $53,558,126          8,065,808

        32,917   Ivy International Fund
                   Mutual Fund                                                            538,193

     4,215,854 * Merrill Lynch Retirement Preservation Trust
                   Common/Collective Trust                                              4,215,854

        66,741 * Merrill Lynch Equity Index Trust
                   Common/Collective Trust                                              4,181,345

       244,019   Oppenheimer Main Street Income & Growth
                   Mutual Fund                                                          6,344,482

     1,001,427 * Merrill Lynch Federal Securities Trust
                   Mutual Fund                                                         10,364,771

        94,076 * Merrill Lynch Capital Fund
                   Mutual Fund                                                          2,094,130
                                                                                      -----------

                 Total Investments                                                    $37,424,600
                                                                                      ===========


                 * Party-in-interest transaction



                                                                        Form 5500 - Schedule H, Part IV, Line 4j
                                                                        Schedule of Reportable Transactions
                                                                        EIN:  35-0413620
                                                                        PN:   003

EMPLOYEES THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------

                                                                    Purchase           Selling
Description of Asset                                                  Price             Price            Net Loss

Single transactions representing 5% or more of net assets available for benefits at beginning of year:

    No activity to report

Series of transactions representing 5% or more of net assets available for benefits at beginning of the year:

  Purchased:
    The AES Corporation Common Stock                                 $3,713,836

  Sold:
    The AES Corporation Common Stock                                 $9,573,888        $2,628,953        $(6,944,935)


INDEPENDENT AUDITORS' REPORT


To  the  Employees'   Pension   Committee  of  the  Employees'  Thrift  Plan  of
Indianapolis Power & Light Company

We have audited the accompanying statements of assets available for benefits of the Employees' Thrift Plan of Indianapolis Power & Light Company as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. These schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.


/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 16, 2003

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           EMPLOYEE'S THRIFT PLAN OF INDIANAPOLIS POWER & LIGHT COMPANY By the Plan Administrator:


                           EMPLOYEE'S PENSION COMMITTEE OF INDIANAPOLIS POWER & LIGHT COMPANY


                           By: /s/ Edward J. Kunz
                               -------------------------------------------------
                               Edward J. Kunz, Chairman of the Committee





DATE: June 27, 2003